Exhibit 99.1

Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2026

BEIJING, September 30, 2026 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2026.

Fiscal Year Ended June 30, 2026 Financial Highlights:

-  Total revenue increased by approximately RMB43.6 million ($6.4 million) or 65.8% to RMB109.9 million ($16.2 million) for the year ended June 30, 2026 from RMB66.3 million ($9.8 million) for the same period in 2025.

-  Gross profit increased to RMB36.5 million ($5.4 million) for the year ended June 30, 2026, from RMB15.2 million ($2.2 million) for the same period in 2025.

-  Gross margin increased to 33.2% for the year ended June 30, 2026 from 23.0% for the same period in 2025.

-  Net loss was RMB31.6 million ($4.7 million) for the year ended June 30, 2026, a decrease of RMB12.1 million ($1.8 million) from net loss of RMB43.7 million ($6.4 million) for the same period of 2025.

	For the Years Ended
	June 30,
							Percentage
	2026		2025		Increase /(Decrease)		Change
(in RMB millions, except earnings per share; differences due to rounding)
Revenue	RMB	109.9	RMB	66.3	RMB	43.6	65.8%
Gross profit		36.5		15.2		21.3	139.4%
Gross margin		33.2%		23.0%		10.2%	—
Net loss		(31.6)		(43.7)		(12.1)	27.6%
Net loss per share – basic and diluted		(266.52)		(936.18)		(669.66)	71.5%

Management Commentary

Mr. Shenping Yin, Founder and Chief Executive Officer of Recon, commented: “Fiscal 2026 marked a significant turning point for Recon. Revenue was increased by 65.8% to RMB109.9 million, and gross margin was lifted to 33.2%. These factors, when combined, narrowed our net loss compared to the previous year. The primary growth driver was our strategic expansion into overseas oilfield projects.

We are pleased to announce that we have reached a significant milestone that we have been working towards for several years. On 28 September 2026, we held a ceremony to mark the commencement of operations at our waste plastic chemical recycling plant in Weifang, Shandong Province. The plant has been designed to process 40,000 tons of low-value waste plastics per year, with an expected output of 30,000 tons of pyrolysis oil and 6,000 tons of carbon residue. This strategic partnership provides Recon with a solid foundation in the circular economy, offering a new growth opportunity in addition to our core oilfield services.

As we look ahead to fiscal 2027, our strategic priorities are clear as we will bring the chemical recycling plant to commercial production, extend our overseas and offshore oilfield footprint, and rebuild our domestic service capabilities. Oil price volatility and broader macroeconomic conditions continue to present challenges, however, we enter the new year with a more diversified business portfolio, a strengthened margin profile and a diligent cost structure. These elements, we believe, will underpin sustainable, long-term growth for our shareholders.”

Fiscal Year Ended 2026 Financial Results:

Revenue

Total revenues for the year ended June 30, 2026 were approximately RMB109.9 million ($16.2 million), an increase of approximately RMB43.6 million ($6.4 million) or 65.8% from RMB66.3 million ($9.8 million) for the same period in 2025.

-  Revenue from automation product and software increased by RMB35.6 million ($5.3 million) or 104.5%. The increase was primarily driven by a RMB44.2 million revenue increase from overseas oilfield projects, partially offset by an RMB8.6 million decline in domestic business. The overseas revenue growth benefited from a phase-II oilfield capacity construction of a major overseas automation maintenance project. The domestic business decline was mainly due to reduced maintenance efforts in the domestic market during the period, as our focus shifted towards overseas projects. Going forward, the Company will reallocate personnel from overseas to strengthen domestic market maintenance services.

-  Revenue from equipment and accessories increased by RMB9.4 million ($1.4 million) or 51.2%. The increase in revenue from equipment and spare parts was primarily driven by rising demand for new purchases and maintenance of such items. This was due to the ongoing need of domestic oilfield clients to maintain stable production levels.

-  Revenue from oilfield environmental protection increased by RMB2.0 million ($0.3 million) or 19.4% primarily due to an increase in the settlement prices for some wastewater treatment clients.

-  Revenue from platform outsourcing services decreased by RMB3.5 million ($0.5 million) or 100.00%. FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions to terminate online cooperation of third-party companies and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, resulting in zero revenue for fiscal year 2026.

Cost of revenue

Cost of revenues increased from RMB51.0 million for the year ended June 30, 2025 to RMB73.4 million ($10.8 million) for the same period in 2026.

For the years ended June 30, 2025 and 2026, cost of revenue from automation product and software was approximately RMB28.6 million and RMB47.2 million ($7.0 million), respectively, representing an increase of approximately RMB18.6 million ($2.7 million) or 65.0%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2025 and 2026, cost of revenue from equipment and accessories was approximately RMB13.2 million and RMB20.4 million ($3.0 million), respectively, representing an increase of approximately RMB7.2 million ($1.1 million) or 54.7%. The increase in costs of revenue was primarily driven by expanded business activity, mirroring the same factor behind the growth in revenue.

For the years ended June 30, 2025 and 2026, cost of revenue from oilfield environmental protection was approximately RMB8.5 million and RMB5.7 million ($0.8 million), respectively, representing a decrease of approximately RMB2.8 million ($0.4 million) or 33.1%. While actively pursuing new business opportunities in a constrained market, the Company undertook testing projects. Given their high uncertainty, equipment costs for these projects were fully expensed upon purchase in the prior period, resulting in lower costs in the current period compared to the prior period.

For the years ended June 30, 2025 and 2026, cost of revenue from platform outsourcing services was approximately RMB0.6 million and nil, respectively, representing a decrease of approximately RMB0.6 million ($0.1 million) or 100.0%. The reason for the decrease is consistent with that of the revenue decline.

Gross profit

Gross profit increased to RMB36.5 million ($5.4 million) for the year ended June 30, 2026 from RMB15.2 million ($2.2 million) for the same period in 2025. Our gross profit as a percentage of revenue increased to 33.2% for the year ended June 30, 2026 from 23.0% for the same period in 2025.

-  For the years ended June 30, 2025 and 2026, our gross profit from automation product and software was approximately RMB5.5 million and RMB22.5 million ($3.3 million), respectively, representing an increase in gross profit of approximately RMB17.0 million ($2.5 million) or 310.4%. The gross margin expansion to 32.3% was primarily driven by the higher-margin overseas oilfield projects, which contributed RMB44.2 million of revenue, representing approximately 63% of automation segment revenue for fiscal 2026. Excluding the overseas projects, our domestic automation gross margin remained relatively stable.

-  For the years ended June 30, 2025 and 2026, gross profit from equipment and accessories was approximately RMB5.2 million and RMB7.4 million ($1.1 million), respectively, representing an increase of approximately RMB2.2 million ($0.3 million) or 42.4%. The increase in gross profit was consistent with the change in revenue. The gross margin for equipment and accessories has remained relatively stable in this period.

-  For the years ended June 30, 2025 and 2026, gross profit from oilfield environmental protection was approximately RMB1.7 million and RMB6.6 million ($1.0 million), respectively, representing an increase of RMB4.9 million ($0.7 million) or 288.2%. The lower gross profit in fiscal 2025 was mainly due to testing projects, where the related equipment used for these projects was fully expensed as it was consumed during execution, when we were not sure that revenue from these projects could be recognized. The increase in gross margin from 16.9% to 53.4% was mainly attributable to the absence, in fiscal 2026, of the one-time testing project costs that were fully expensed as incurred in fiscal 2025, when revenue recognition for those testing projects remained uncertain. Excluding the impact of such one-time testing costs, the normalized gross margin for fiscal 2025 would have been higher, and the fiscal 2026 margin of 53.4% reflects a normal standard in settlement prices for certain wastewater treatment clients together with a more favorable project mix.

-  For the years ended June 30, 2025 and 2026, gross profit from platform outsourcing services was approximately RMB2.8 million and nil, respectively, representing a decrease of approximately RMB2.8 million ($0.4 million) or 100.0%. The decrease in gross profit was consistent with the change in revenue.

Operating expenses

Selling expenses decreased by 43.6%, or RMB4.1 million ($0.6 million), from RMB9.3 million ($1.4 million) in the year ended June 30, 2025 to RMB5.2 million ($0.8 million) in the same period of 2026.

General and administrative expenses increased by 11.8%, or RMB5.8 million ($0.9 million), from RMB49.6 million ($7.3 million) in the year ended June 30, 2025 to RMB55.4 million ($8.2 million) in the same period of 2026.

Net recovery of credit losses of RMB2.9 million ($0.4 million) for the year ended June 30, 2025 as compared to net provision for credit losses of RMB4.1 million ($0.6 million) for the same period in 2026.

Research and development expenses decreased by 21.7%, or RMB3.6 million ($0.5 million) from RMB16.4 million ($2.4 million) for the year ended June 30, 2025 to RMB12.9 million ($1.9 million) for the same period of 2026.

Loss from operations

Loss from operations was RMB41.2 million ($6.1 million) for the year ended June 30, 2026, compared to a loss of RMB57.3 million ($8.4 million) for the same period of 2025. This RMB16.1 million ($2.4 million) decrease in loss from operations was mainly driven by higher gross profit, as previously discussed.

Change in fair value of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was RMB6,226 ($917) and RMB671 ($99) for the years ended June 30, 2025 and 2026, respectively. The primary reason for the decrease in the fair-value gain of the warrant liability was the change in the fair value assessment price.

Interest income

Net interest income was RMB10.9 million ($1.6 million) for the year ended June 30, 2026, compared to net interest income of RMB12.3 million ($1.8 million) for the same period of 2025. The RMB1.4 million ($0.2 million) decrease in net interest income was primarily attributable to the Company’s receipt of partial repayments of loans to third parties, partially offset by interest income from outstanding loans to third parties, during the year ended June 30, 2026.

Other income (expenses), net.

Other net expenses was RMB1.3 million ($0.2 million) for the year ended June 30, 2026, compared to other net income of RMB1.3 million ($0.2 million) for the same period of 2025. The RMB2.6 million ($0.4 million) decrease other net income was primarily due to the closure of Qinghai BHD and the disposal of 51% equity interest in MSJ, which together resulted in a total loss on equity shares investments of RMB1.1 million. Additionally, following the closure of the Qinghai office, RMB0.6 million in payables that could no longer be settled was recognized as income, RMB0.2 million in receivables that could not be collected was written off as a loss and an increase in foreign exchange transaction expenses of RMB1.0 million due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2026 compared to the same period of 2025.

Net loss

As a result of the factors described above, net loss was RMB31.6 million ($4.7 million) for the year ended June 30, 2026, a decrease of RMB12.1 million ($1.8 million) from net loss of RMB43.7 million ($6.4 million) for the same period of 2025.

Cash and short-term investment

As of June 30, 2026, we had cash in the amount of approximately RMB29.7 million ($4.4 million) and short-term investment in bank fixed income product of approximately RMB9.0 million ($1.3 million). As of June 30, 2025, we had cash in the amount of approximately RMB98.9 million ($14.6 million) and short-term investment in bank fixed income product of approximately RMB3.6million ($0.5 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state-owned oil and gas field service company. Recon supplies China’s largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas field service industry. RCON also has developed stable long-term cooperation relationship with its major clients. Since 2023, Recon also entered into the business of chemical recycling of waste plastic. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5799
Email: liujia@recon.cn

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2025	2026	2026
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥98,874,577	¥29,745,574	4,383,955
Restricted cash	8,204	104	16
Short-term investments	3,599,211	9,005,007	1,327,174
Notes receivable	—	200,000	29,476
Accounts receivable, net	35,852,484	46,142,449	6,800,555
Inventories, net	1,344,588	1,330,874	196,147
Other receivables, net	3,760,881	9,879,518	1,456,061
Other receivables - related parties	67,976	400,000	58,953
Loans to third parties-short term	141,564,073	46,358,973	6,832,467
Purchase advances, net	14,619,556	57,757,856	8,512,455
Contract costs, net	53,547,408	25,059,648	3,693,335
Prepaid expenses	389,216	801,617	118,140
Prepaid consideration for acquisition of noncontrolling interest	—	1,950,000	287,394
Deferred offering cost	2,529,724	339,255	50,000
Total Current Assets	356,157,898	228,970,875	33,746,128

Property and equipment, net	19,986,635	17,158,744	2,528,886
Construction in progress	12,000,900	86,366,301	12,728,818
Investment in unconsolidated entity, net	—	1,824,974	268,968
Loans to third parties-long term	118,500,000	283,684,309	41,809,894
Operating lease right-of-use assets, net (including ¥696,851 and ¥2,481,013 ($365,656) from related parties as of June 30, 2025 and June 30, 2026, respectively)	18,975,692	21,441,571	3,160,097
Total Assets	¥525,621,125	¥639,446,774	$94,242,791

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥11,582,336	¥11,306,258	$1,666,336
Accounts payable	19,398,669	36,902,581	5,438,767
Other payables	6,154,889	3,430,099	505,534
Other payable- related parties	2,927,377	649,559	95,733
Contract liabilities	4,719,255	1,669,736	246,089
Contract liabilities- related parties	—	400,000	58,953
Accrued payroll and employees’ welfare	3,212,227	4,927,089	726,163
Taxes payable	795,629	1,481,308	218,318
Short-term borrowings - related parties	10,017,250	20,033,917	2,952,634
Operating lease liabilities - current (including ¥355,601 and ¥1,682,080 ($247,908) from related parties as of June 30, 2025 and June 30, 2026, respectively)	1,761,231	2,924,605	431,033
Total Current Liabilities	60,568,863	83,725,152	12,339,560

Operating lease liabilities - non-current (including nil and ¥1,026,433 ($151,278) from related parties as of June 30, 2025 and June 30, 2026, respectively)	1,081,827	3,291,220	485,066
Long-term borrowings - related party	10,000,000	—	—
Warrant liability - non-current	688	—	—
Total Liabilities	71,651,378	87,016,372	12,824,626

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.02 U.S. dollar par value, 2,500,000 shares authorized and $0.02 U.S. dollar par value, 15,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 53,154 shares and 353,154 share issued and outstanding as of June 30, 2025 and June 30, 2026, respectively *	101,548	142,646	21,023
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 authorized shares and $0.0001 U.S. dollar par value, 200,000,000 shares authorized as of June 30, 2025 and June 30, 2026, respectively; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and June 30, 2026, respectively	14,038	14,038	2,069
Additional paid-in capital	692,569,747	827,448,759	121,950,857
Statutory reserve	4,148,929	4,148,929	611,476
Accumulated deficit	(262,900,639)	(292,560,687)	(43,118,110)
Accumulated other comprehensive income	33,493,895	27,133,454	3,998,976
Total Recon Technology, Ltd’ equity	467,427,518	566,327,139	83,466,291
Non-controlling interests	(13,457,771)	(13,896,737)	(2,048,126)
Total shareholders’ equity	453,969,747	552,430,402	81,418,165
Total Liabilities and Shareholders’ Equity	¥525,621,125	¥639,446,774	$94,242,791

*	Retrospectively restated for the 1-for-200 reverse stock split on August 18, 2026.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars

Revenue	¥68,854,280	¥66,285,032	¥109,898,245	$16,196,997
Cost of revenue	47,976,836	51,044,495	73,410,205	10,819,325
Gross profit	20,877,444	15,240,537	36,488,040	5,377,672

Selling and distribution expenses	10,374,388	9,343,480	5,267,001	776,260
General and administrative expenses	63,765,583	49,645,680	55,495,066	8,178,961
Allowance for (net recovery of) credit losses	4,086,505	(2,856,803)	4,094,917	603,516
Research and development expenses	14,288,879	16,427,892	12,858,639	1,895,129
Operating expenses	92,515,355	72,560,249	77,715,623	11,453,866

Loss from operations	(71,637,911)	(57,319,712)	(41,227,583)	(6,076,194)

Other income (expenses)
Subsidy income	131,428	85,762	37,185	5,480
Interest income	22,897,763	13,390,041	11,944,760	1,760,440
Interest expense	(1,070,449)	(1,110,984)	(1,041,518)	(153,501)
Loss from investment in unconsolidated entity	—	—	(1,102,361)	(162,468)
Loss (gain) in fair value changes of warrants liability	(933,995)	6,226	671	99
Foreign exchange transaction gain (loss)	(881,695)	952,815	(79,217)	(11,675)
Other income	59,049	296,155	(178,542)	(26,314)
Other income, net	20,202,101	13,620,015	9,580,978	1,412,061
Loss before income tax	(51,435,810)	(43,699,697)	(31,646,605)	(4,664,133)
Income tax expenses (benefits)	30	1,580	(1,609)	(237)
Net loss	(51,435,840)	(43,701,277)	(31,644,996)	(4,663,896)

Less: Net loss attributable to non-controlling interests	(1,564,581)	(1,112,723)	(1,984,948)	(292,545)
Net loss attributable to Recon Technology, Ltd	¥(49,871,259)	¥(42,588,554)	¥(29,660,048)	$(4,371,351)

Comprehensive loss
Net loss	(51,435,840)	(43,701,277)	(31,644,996)	(4,663,896)
Foreign currency translation adjustment	2,009,476	(3,642,754)	(6,360,441)	(937,413)
Comprehensive loss	(49,426,364)	(47,344,031)	(38,005,437)	(5,601,309)
Less: Comprehensive loss attributable to non- controlling interests	(1,564,581)	(1,112,723)	(1,984,948)	(292,545)
Comprehensive loss attributable to Recon Technology, Ltd	¥(47,861,783)	¥(46,231,308)	¥(36,020,489)	$(5,308,764)

Net loss per share - basic and diluted*	¥(1,974.16)	¥(936.18)	¥(266.52)	$(39.28)

Weighted - average shares -basic and diluted*	25,262	45,492	111,286	111,286

*	Retrospectively restated for the 1-for-18 reverse stock split effective on May 1, 2024 and 1-for-200 reverse stock split on August 18, 2026.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(51,435,840)	¥(43,701,277)	¥(31,644,996)	$(4,663,896)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,844,025	3,147,936	2,870,387	423,043
Loss from disposal of property and equipment	35,325	12,410	314	46
(Gain) loss in fair value changes of warrants liability	933,995	(6,226)	(671)	(99)
Allowance for (net recovery of) credit losses	4,086,505	(2,856,803)	4,094,917	603,516
Allowance (reversal) for slow moving inventories	886,991	(1,251,279)	(30,722)	(4,528)
Amortization of right of use assets	1,636,215	4,571,501	2,915,356	429,670
Restricted shares issued for management and employees	22,427,682	10,279,881	12,687,016	1,869,835
Restricted shares issued for services	1,070,143	—	—	—
Loss from investment in unconsolidated entity	—	—	1,102,361	162,468
Cash position changes due to the decrease of ownership interest	—	—	(32,811)	(4,836)
Accrued interest income from loans to third parties	(6,998,866)	(5,288,121)	(9,116,577)	(1,343,617)
Accrued interest income from short-term investment	(885,394)	(17,411)	(5,007)	(738)
Expensing of deferred financing costs	—	—	2,529,724	372,835
Changes in operating assets and liabilities:
Notes receivable	2,400,570	1,341,820	(200,000)	(29,476)
Accounts receivable	(12,151,359)	1,686,887	(12,107,973)	(1,784,494)
Inventories	5,590,058	267,413	(28,080)	(4,138)
Other receivables	31,908	(531,445)	(5,840,026)	(860,713)
Other receivables-related parties	(275,976)	208,000	(332,024)	(48,934)
Purchase advances	(2,422,123)	(5,057,967)	(43,515,113)	(6,413,334)
Contract costs	(4,400,442)	(363,721)	29,704,410	4,377,888
Prepaid expense	(51,467)	12,370	(412,401)	(60,781)
Operating lease liabilities	(2,907,014)	(4,869,474)	(2,008,468)	(296,012)
Accounts payable	(604,203)	1,940,574	(4,208,390)	(620,240)
Other payables	(3,020,216)	3,399,579	(2,645,098)	(389,839)
Other payables-related parties	(293,326)	628,308	(2,277,818)	(335,709)
Contract liabilities	(927,884)	2,898,774	(3,049,519)	(449,443)
Contract liabilities-related parties	—	—	400,000	58,953
Accrued payroll and employees’ welfare	854,644	(24,937)	1,714,862	252,739
Taxes payable	(171,884)	(197,966)	634,382	93,496
Net cash used in operating activities	(43,747,933)	(33,771,174)	(58,801,965)	(8,666,338)

Cash flows from investing activities:
Investment in unconsolidated entity	—	—	(700,000)	(103,167)
Purchases of property and equipment	(282,184)	(1,010,812)	(307,295)	(45,290)
Proceeds from disposal of property and equipment	20,000	2,000	3,580	528
Purchase of land use right	(15,000,251)	—	—	—
Repayments of loans to third parties	117,522,129	100,478,982	96,417,165	14,210,132
Payments made for loans to third parties	(196,437,504)	(140,490,800)	(166,200,000)	(24,494,849)
Payments and prepayments for construction in progress	(219,132)	(8,924,101)	(52,653,099)	(7,760,107)
Payments for short-term investments	(203,481,600)	(3,581,800)	(9,000,000)	(1,326,436)
Redemption of short-term investments	300,863,518	87,239,515	3,496,550	515,328
Net cash (used in) provided by investing activities	2,984,976	33,712,984	(128,943,099)	(19,003,861)

Cash flows from financing activities:
Proceeds from short-term bank loans	11,581,000	10,476,000	15,305,000	2,255,678
Repayments of short-term bank loans	(11,632,755)	(11,319,623)	(15,582,198)	(2,296,532)
Proceeds from short-term borrowings-related parties	10,000,000	—	—	—
Repayments of short-term borrowings-related parties	(10,018,222)	—	—	—
Proceeds from sale of ordinary shares, net of issuance costs	77,711,533	(2,529,724)	121,893,839	17,964,929
Redemption of warrants	(32,617,499)	—	—	—
Payments to Acquire noncontrolling interests	—	—	(1,950,000)	(287,394)
Capital contribution by controlling shareholders	—	100,000	—	—
Net cash (used in) provided by financing activities	45,024,057	(3,273,347)	119,666,641	17,636,681

Effect of exchange rate fluctuation on cash and restricted cash	1,722,165	(8,626,292)	(1,058,680)	(156,030)

Net increase (decrease) in cash and restricted cash	5,983,265	(11,957,829)	(69,137,103)	(10,189,548)
Cash and restricted cash at beginning of year	104,857,345	110,840,610	98,882,781	14,573,519
Cash and restricted cash at end of year	¥110,840,610	¥98,882,781	¥29,745,678	$4,383,971
Reconciliation of cash and restricted cash, beginning of year
Cash	¥104,125,800	¥109,991,674	¥98,874,577	$14,572,310
Restricted cash	731,545	848,936	8,204	1,209
Cash and restricted cash, beginning of year	¥104,857,345	¥110,840,610	¥98,882,781	$14,573,519

Reconciliation of cash and restricted cash, end of year
Cash	¥109,991,674	¥98,874,577	¥29,745,574	$4,383,955
Restricted cash	848,936	8,204	104	16
Cash and restricted cash, end of year	¥110,840,610	¥98,882,781	¥29,745,678	$4,383,971

Supplemental cash flow information
Cash paid during the year for interest	¥659,472	¥1,070,781	¥1,042,505	$153,646
Cash paid during the year for income tax	¥—	¥1,609	¥—	$—

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥8,303,099	¥—	¥6,752,841	$995,246
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥61,301	¥1,886,347	¥1,371,606	$202,150
Payable for construction in progress	¥—	¥7,270,577	¥21,712,302	$3,199,997
Capital contribution receivable due from non-controlling Interest	¥—	¥724,408	¥—	$—
Investment in unconsolidated entity resulting from transfer out of control	¥—	¥—	¥1,124,974	$165,801